December 20, 2011

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Barros:

Nuveen Long/Short Commodity Total Return Fund

333-174764

This letter responds to the comments contained in your letter dated November 22, 2011, regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 of the Nuveen Long/Short Commodity Total Return Fund (the “Fund”). For convenience, each of your comments is repeated below, with our response immediately following.

The responses to these comments are included, as appropriate, in Pre-Effective Amendment No. 3, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from Pre-Effective Amendment No. 2 to the Registration Statement, is enclosed for your convenience.

General

1.	Comment. We note your response to comment 4 of our letter dated September 26, 2011. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

Response: As previously noted, the Fund will file another pre-effective amendment containing a revised fee table and additional information concerning underwriters prior to any offer of shares by the Fund or printing of red herrings.

Ms. Sonia Gupta Barros

December 20, 2011

The Fund’s Investments, page 34

Integrated Options Strategy, page 39

2.	Comment. We note your disclosure on page 40 that you may have uncovered out-of-the money options in your portfolio. Please expand your disclosure to describe the circumstances under which you may have uncovered options. Please also expand your disclosure to describe the impact of gap risk to investors. For example, if gap risk may lead to greater price volatility, please revise your disclosure to describe. Please also revise the risk factor on gap risk on page 24 accordingly.

Response: We have expanded the disclosure on page 40 describing the circumstances under which the Fund may have uncovered options. We have also expanded the disclosure to describe the impact of gap risk to investors on page 40 and have revised the risk factor discussions of gap risk on pages 10 and 24. The relevant disclosures on page 40 now read as follows:

“When initiating new trades, the Fund expects to sell covered in-the-money options. Because the Fund will maintain options positions until expiration, the Fund may have uncovered out-of-the-money options in its portfolio depending on price movements of the underlying futures contracts. In certain circumstances, the Fund may hold out-of-the-money option positions that due to subsequent trades by the Fund become uncovered. An out-of-the-money option is worthless and there is no expectation that it will be exercised. As long as the option remains out-of-the-money, there is no additional exposure for the Fund. For example, if the Fund is long wheat futures and sells covered call options on wheat futures, subsequent price movements (i.e., price declines) in wheat futures may result in Gresham, on behalf of the Fund, reversing from a long wheat futures contract position to a short wheat futures contract position. In this example, Gresham would then sell the long wheat futures contracts and continue to hold what would then be an out-of-the-money call option. At the same time, to effect its short position Gresham would short wheat futures contracts and sell covered put options on wheat futures. Due to market impact and other trading considerations, the Fund will hold the out-of-the-money call option instead of incurring additional trading costs to exit the position. The Fund will rebalance its positions no less often than monthly and as a result it is anticipated that no out-of-the-money option position would be uncovered for longer than one month. This element of the Fund’s options strategy increases the Fund’s gap risk, which is the risk that a commodity price will change from one level to another with no trading in between. In the event of an extreme market change or gap move in the price of a single commodity, the Fund’s options strategy may result in increased exposure to that commodity from any uncovered options. Continuing the wheat example above, if a gap move causes the out-of-the-money call option position to become in-the-money, the Fund may temporarily have exposure on the wheat call option position but no corresponding long position in the underlying wheat futures contracts. In response to such a gap move, Gresham would attempt to quickly move to implement appropriate offsetting trades consistent with its unleveraged commodity investment strategy. Gap risk could adversely affect the Fund’s performance and may negatively impact the trading price of the Fund’s shares. See “Risk Factors—Options Strategy Risks.””

Ms. Sonia Gupta Barros

December 20, 2011

We have revised relevant language on page 10 to read as follows:

“The Fund is subject to gap risk, which is the risk that a commodity price will change from one level to another with no trading in between. The Fund’s options strategy increases the Fund’s gap risk. Gap risk could adversely affect the Fund’s performance in the event that the price of an individual commodity futures contract drops or increases substantially, and may negatively impact the trading price of the Fund’s shares.”

Finally, we have revised the relevant language on page 24 to read as follows:

“The Fund is subject to gap risk, which is the risk that a commodity price will change from one level to another with no trading in between. Usually such movements occur when there are adverse news announcements, which can cause a commodity price to drop substantially from the previous day’s closing price. In the event of an extreme market change or gap move in the price of a single commodity where Gresham is unable to trade, then the Fund’s exposure to that commodity will increase in proportion to the Fund’s option exposure. The Fund’s option strategy increases the Fund’s gap risk and could adversely affect the Fund’s performance in the event that the price of an individual commodity futures contract drops or increases substantially. Gap risk may also negatively impact the trading price of the Fund’s shares.”

Collateral Portfolio, page 41

3.	Comment. We refer to your disclosure on pages 41 and 42 regarding your collateral pool. Please expand your disclosure regarding the collateral that will be managed by Nuveen Asset Management in a separate collateral account to explain the purpose of the separate account, the impact of any declines in value of the collateral placed in the separate account and the circumstances under which Nuveen Asset Management may accept unrated collateral. Please also describe if other parties may have rights to this collateral and whether the collateral may be pledged.

Response: The prospectus has been revised throughout to indicate that the Fund will invest only in collateral that has received the highest applicable rating. In response to the remainder of comment 3, the following paragraph has been added on page 42:

“The holding of assets in the separate collateral account is consistent with Gresham’s long/short commodity investment program under which the Fund’s commodity investments will be fully collateralized, meaning that the sum of the assets held in the Fund’s margin accounts and the assets held in the

Ms. Sonia Gupta Barros

December 20, 2011

separate collateral account will always be approximately equal to the notional value of the Fund’s commodity futures investments. While the principal investment objective for the separate collateral account is the preservation of capital, the assets in the collateral account also provide the potential for returns that may supplement the returns from the Fund’s commodity investments. The assets in the separate collateral account may only be used for the purposes of making distributions to shareholders and to replenish the Fund’s margin account, if necessary (and if there are excess funds in the margin account, those will be transferred to the separate collateral account). No parties other than the Fund have any access to, rights to, or ability to control the assets in the collateral account, and those assets will not be pledged. As described on page 80, the Fund may not pledge any of its assets, except to collateralize its investments in accordance with its investment objectives (i.e., for margin purposes), and only the assets maintained by the Fund with BCI will be used for this purpose. Any declines in the value of the assets held in the Fund’s collateral account would negatively affect the net asset value of the Fund’s shares.”

Gresham Performance Record, page 55

4.	Comment. We note your disclosure regarding the agreed-upon procedures performed by Michael J. Liccar & Co., CPAs of Chicago, Illinois and your reference to their report. Because you have not included their report in your filing, please remove the disclosure or advise us further.

Response: The Fund differs both from other commodity pools and from closed end funds, and potential investors in the Fund may not be as familiar with typical commodity pool disclosure as are investors in other types of commodity pools. For these reasons, and after discussions with the underwriters, the Fund engaged the Liccar firm to perform certain agreed upon procedures with respect to the Gresham performance information required to be included in the prospectus under CFTC rules. The Fund believes it is helpful to investors to provide the additional information concerning the procedures performed and report provided by the Liccar firm. The disclosure concerning the report on page 55 has been revised to further clarify the limited nature of the procedures performed by the Liccar firm. Finally, we note that similar disclosure was contained in the prospectus dated September 27, 2010 for the Nuveen Diversified Commodity Fund (another exchange traded commodity pool managed by Nuveen Commodities Asset Management, LLC, for which Gresham serves as the commodity subadvisor). Omission of the disclosure from the Fund’s prospectus may cause some potential investors to question this inconsistency.

Ms. Sonia Gupta Barros

December 20, 2011

The Commodity Broker, page 60

5.	Comment. We note your disclosure regarding the lawsuit involving the United States Federal Housing Finance Agency and BCI. We note your disclosure that BCI believes the claims are without merit. This statement is a legal conclusion that you are not qualified to make. Please remove this statement from your disclosure.

Response: The statement as to BCI’s belief that the claims are without merit has been removed.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4321 or Don Weiss at 312.807.4303.

Very truly yours,

/s/ J. Craig Walker

J. Craig Walker

Copies to:	Gifford Zimmerman
Christopher Rohrbacher